
November 13, 2009

<u>Via U.S. mail and facsimile</u>
Mr. Yanbin Wang
Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road, Nangang District
Harbin, PRC 150001

      Re: Rodobo International, Inc.
             Form 10-K for the Fiscal Year Ended September 30, 2008
             Filed January 13, 2009
             Form 10-K/A for the Fiscal Year Ended September 30, 2008
             Filed March 10, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             Filed May 15, 2009
             Form 10-Q for the Fiscal Quarter Ended June 30, 2009
             Filed August 13, 2009
             Form 10-Q/A for the Fiscal Quarter Ended June 30, 2009
             Filed August 20, 2009
             File No. 000-50340

Dear Mr. Wang:

      We have reviewed your response letter dated September 18, 2009, along with the filings referenced above, and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended September 30, 2008

Note 1. Organization and Basis of Presentation, page F-6

1.   We note your response to prior comment numbers 4 and 16 with regard to your conclusion that Harbin Rodobo Dairy Co., Ltd. ("Harbon Rodobo") and Qinggang Mega profit Agriculture ("Mega Profit Agriculture") are variable interest entities ("VIE"). Your response did not address how you have determined that Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009) were VIEs and therefore we reissue and clarify our previous comments which requested you to please provide your complete analysis in accordance with paragraph 5 of FIN 46(R) supporting your conclusion that Harbon Rodobo and Mega Profit Agriculture are VIEs. Your response should clarify the specific conditions in paragraph 5.a, b or c that have been met.

2.   Your response to prior comment numbers 4 and 16 describe the contractual provisions contained within your investment agreements with Harbin Rodobo and Mega Profit Agriculture, which you believe causes you to consolidate Harbin Rodobo (prior to January 1, 2009) and Mega Profit Agriculture (subsequent to January 1, 2009) as you are the primary beneficiary. Please address the following additional comments with regard to your response:

- Your response states that the investment arrangements require Harbin Rodobo and Mega Profit Agriculture to pay a consulting fee to Harbin Mega Profit equal to Harbin Rodobo's and Mega Profit Agriculture's net income. It appears that you have concluded that this causes Harbin Mega Profit to receive a majority of Harbin Rodobo's and Mega Profit Agriculture's residual returns. Please explain whether Harbin Mega Profit would also absorb a majority of Harbin Rodobo's and Mega Profit Agriculture's expected losses based on this contractual arrangement. In this respect, explain how losses are allocated to the variable interest owners pursuant to the investment arrangement.
- Your response also states that Harbin Rodobo's and Mega Profit Agriculture's shareholders have pledged and granted Harbin Mega Profit all or part of their equity interests based on the investment agreement. Explain the rights that the pledged and granted equity interests offer to Harbin Mega Profit. Explain how the rights under the shares that have been pledged and granted are different from the rights when owned by Harbin Mega Profit.

3.   We note your response to prior comment number 7 and reissue and clarify the comment. Please demonstrate how you determined that Harbin Mega Profit and Harbin Rodobo are entities under common control. Tell us the names of the shareholders that owned the equity of both Harbin Rodobo and the Company prior to January 1, 2009 and the percentage of the voting ownership interest owned by

each shareholder. Explain how you have evaluated paragraph 3 of EITF 02-5 when determining that common control existed between these entities prior to January 1, 2009. Please provide the same analysis with respect to Harbin Mega Profit and Mega Profit Agriculture.

4.   Revise your disclosure in future filings to disclose the material terms of the investment agreement between Harbin Mega Profit and Mega Profit Agriculture.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.   We note your response to our prior comment 8. Please expand your disclosure in future filings to fully describe your revenue recognition policies for formulated powdered-milk products sold through distributors and your bulk powdered milk products sold directly to your end user packaging plants.

6.   We note your response to our prior comment 11. Please address the following additional questions:

- Please clarify the nature of the selling expenses that you classify as an operating expense. Explain the exact benefit that you receive and how you determine that the selling expenses are sufficiently separable from your products.
- Please provide more details into the terms of the agreements with your distributors for their marketing efforts. Specifically, tell us if the reimbursement is contingent on the distributor attaining certain revenue or customer levels or if there are any other conditions for reimbursement of their marketing costs. Also, tell us if the marketing efforts include any cooperative advertising agreements between yourself and your distributors.

Note 7. Deposits on Land and Equipment, page F-14

7.   We note your response to our prior comment 13 which states that Mega Profit Agriculture was a new start-up company and had no assets at the time of inception. We reissue our comment which requested you to please provide the material terms of your investment agreement with Mega Profit Agriculture. In addition, please provide more detail regarding the third party which received payment in the amount of $10.9 million and the terms of your agreement with that party. Also, we note your financial statements for the quarterly period ended June 30, 2009 continue to reflect these amounts as a deposit. Tell us and disclose the terms under which you will receive government certification and your expected time frame for receipt of the certification.

Note 10. Shareholder's Equity, page F-15

8.   We note your response to our prior comment 14. Please tell us if you had written agreements with your preferred stockholders not to convert their convertible preferred stock and warrants until after the increase of the authorized shares of common stock. If so, tell us the specific terms of the agreements which provided you control over the conversion of these preferred shares.

Note 11. Earnings per Share, page F-16

9.   We note your response to our prior comment 15 and reissue and clarify our comment. Your response appears to support a conclusion that the shares should not be considered outstanding and included in the computation of basic earnings per share; we refer you to paragraph 10 of SFAS 128. However, it does not appear to support a conclusion that the shares should not be included in the computation of diluted earnings per share pursuant to paragraph 11 of SFAS 128. In this respect, unless the conversion would have an antidilutive effect on earnings per share, the share should be included in your diluted earnings per share calculation. If you still do not believe that the shares should be included in diluted earnings per share, please support your position with a detailed analysis which includes reference to the accounting guidance that supports your conclusion.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Chris White

                                        Chris White
                                        Branch Chief